Exhibit 6.10

MISSION PROPERTY HOLDINGS, LLC

PARTICIPATION CONTRACT

THIS IS A LEGALLY BINDING CONTRACT. PLEASE READ IT CAREFULLY AND DO NOT SIGN IT UNLESS YOU UNDERSTAND ALL OF ITS TERMS

1. OVERVIEW OF TRANSACTION. The person(s) signing below as “Owni’’ wishes to form an equity sharing arrangement (the “Equity Share”) by entering into this contract, (the “Participation Agreement”) for the purpose of purchasing ownership units of a company while concurrently living in a property owned by the company. Owni, together with Ownify, Inc., a Delaware corporation (“Ownify”), through a subsidiary, Mission Property Holdings LLC, a Delaware limited liability company, (“MPH”), will purchase a certain number of equity units of a company for the agreed upon consideration. The Equity Share would involve a property (the “Property”) to be identified and acquired as described in Section 7. MPH through a wholly-owned subsidiary, and individuals purchasing equity through an SEC offering referred to as a Regulation A, and/or an entity (the “Investors”), (collectively referred to as the “Parties”), would each contribute a portion of the price of the Property and would each own a Membership Interest in a protected series limited liability company (the “ESLLC”) that would be formed to hold the title to the Property. In addition to sourcing the Investors, MPH, would facilitate the transaction described in this Participation Agreement in various ways as described below, and may hold an ownership interest in the ESLLC. MPH agrees to issue the equity units to the Owni in exchange for the consideration described in each set of accompanying investment documents; a copy of which will be provided to Owni prior to undergoing due diligence on the related property transaction.

In addition to the investment in the ESLLC, Owni would use the Property as his/her/its principal residence and make a monthly payment (the “Total Monthly Payment”) consisting of two elements: (i) an occupancy fee; and (ii) a monthly equity purchase payment to increase Owni’s ownership interest in the ESLLC. At any time, Owni can buy out the Investors and become sole owner, provided the Owni remains current with monthly payments and in accordance with terms outlined in the corresponding Equity Share Agreement (“ESA”), which is included in the investment documents. Five years from the date of the transactions contemplated by this Participation Agreement, Owni shall have the option to buy the Property from the Investors (if Investors own part of the ESLLC), allow Investors to buy Owni’s ownership interest, renew the arrangement upon mutually agreeable terms, or allow for the sale of the Property.

The Parties intend for the equity share relationship to provide Owni with an investment in the equity of the ESLLC that could allow for the Owni to accrue equity and purchase the Property, while contemporaneously providing for occupancy of the Property pursuant to a residential lease. THIS IS AN INVESTMENT SUBJECT TO RISK OF LOSS AND NOT A MORTGAGE, LOAN, CONTRACT FOR DEED, LAND SALE, OR OTHER FINANCING OR CREDIT ARRANGEMENT.

2. CONDITIONAL PARTICIPATION COMMITMENTS. If the preconditions described in this Participation Agreement are satisfied, Owni shall, in good faith, as described in Subsection 7.1 et al.: (i) contribute the Initial Percentage Interest (as defined below) for Owni ownership in the ESLLC; (ii) satisfy the Owni Acquisition Completion Requirements (as defined below); and (iii) if the Property is acquired by ESLLC, perform each of Owni’s obligations under the investor documents, including the ESA and the ESLLC Operating Agreement. If the preconditions described in this Participation Agreement are satisfied, MPH shall: (i) invest any additional funds needed to complete the acquisition of the Property; and (ii) if the Property is acquired, perform each of MPH’s obligations under the ESA, ESLLC’s Operating Agreement, and residential lease agreement (“Lease”).

3. APPLICATION FEE. Upon execution of this Participation Agreement, Owni shall submit a non-refundable Application Fee of $500. If Owni participates in the Equity Share within the following four (4) months (the “Property Search Period”), the Application Fee will be credited towards Owni’s Cash Balance as described in Subsection 7.1.4.

4. EXECUTION OF ESA AND ESLLC OPERATING AGREEMENT. Owni’s obligations under this Participation Agreement are conditioned upon his/her/its execution of the investment documents, including the ESA and ESLLC’s Operating Agreement (collectively referred to as the “Agreements”). MPH shall provide the Agreements to Owni upon receipt of the Application Fee and execution of this Participation Agreement. Owni shall have 10 calendar days to review the Agreements and/or to have it reviewed at Owni’s expense by the professionals and/or independent advisors of Owni’s choice. The last day of this 10-day period shall be the execution deadline. If MPH does not receive the executed Agreements by the close of the business day on the execution deadline, then the Participation Agreement shall be automatically terminated without any action on the part of any Party. For the avoidance of doubt, if Owni does not execute the Agreements, the Application Fee will not be refunded.

***THIS DOCUMENT CONTAINS CONFIDENTIAL/PROPRIETARY INFORMATION OF MISSION PROPERTY HOLDINGS, LLC. UNAUTHORIZED USE IS PROHIBITED***

©2023. All rights reserved.

MPH PARTICIPATION CONTRACT	PAGE 2

5. OWNI INITIAL DEPOSIT. In conjunction with Owni’s approval of the Agreements, Owni shall deposit a refundable “Initial Deposit” equal to 2% of the maximum purchase price stated in the prequalification approval process conducted by MPH.

6. GOOD FAITH COMMITMENT TO THE EQUITY SHARE AND INVESTMENT PROCESS. Following Owni’s approval and execution of the Agreements and receipt of the Initial Deposit by Owni, MPH will invest resources in evaluating potential properties for the Equity Share, making offers and negotiating purchase terms, obtaining Investor funding, and satisfying other needs and requirements, and such efforts will limit MPH’s ability to arrange and commit to other equity sharing opportunities. In consideration for MPH’s resource investment, Owni agrees to cooperate with MPH in good faith in the attempt to identify and acquire a property for the Equity Share.

Owni further understands and agrees that once a Property is identified, it will be purchased in reliance on the equity share relationship and Owni shall occupy the Property pursuant to a Lease. Post-acquisition of the Property, and during occupancy, Ownify through MPH, will register an investment offering pursuant to regulations promulgated by the Securities and Exchange Commission (“SEC”), (referred to as the “Offering”). Upon the closing of the Offering, the ESLLC will be owned jointly by the Owni, MPH, and Investors, at varying percentages depending upon the number of Investors that subscribe to the Offering and the number of Total Monthly Payments (as defined below) paid by Owni at any point in time.

OWNI UNDERSTANDS AND AGREES THAT BY ENTERING INTO THE PARTICIPATION AGREEMENT IT IS PURCHASING AN INVESTMENT TO THE ESLLC THAT WILL OWN THE PROPERTY. THE EQUITY SHARE RELATIONSHIP WILL PROVIDE OWNI WITH THE OPPORTUNITY TO ACCRUE EQUITY AND PURCHASE THE EQUITY SHARE PROPERTY IN ITS ENTIRETY.

7. OFFERS AND ACQUISITION PROCEDURES.

7.1	For the purposes of this Contract:

7.1.1	The “Property Offer Criteria” for a potential Property shall consist of: (i) the property address; (ii) the maximum purchase price; (iii) the Initial Percentage Interest for Owni; (iv) the Total Monthly Payment and the portion deemed a monthly equity purchase payment; and (v) the discretionary contingencies (if any) to be included in the purchase contract (such as inspections, appraisal, disclosures, title, etc.) (“Discretionary Contingencies”);

7.1.2	The “Owni Acquisition Completion Requirements” for a potential Property shall consist of Owni: (i) signing the investment documents, including the ESLLC’s Operating Agreement and ESA; (ii) signing the “Specifics Addendum” to the ESLLC’s Operating Agreement that states the property address, the Monthly Payment Schedule, the Initial Percentage Interest for Owni, and the Initial Property Value; (iii) signing and/or providing such additional documentation and/or material as is reasonably required to complete the acquisition of the property;

7.1.3	The “Initial Property Value” for a potential Property shall be equal to the purchase price plus all buyer-paid closing costs;

***THIS DOCUMENT CONTAINS CONFIDENTIAL/PROPRIETARY INFORMATION OF MISSION PROPERTY HOLDINGS, LLC. UNAUTHORIZED USE IS PROHIBITED***

©2023. All rights reserved.

MPH PARTICIPATION CONTRACT	PAGE 3

7.1.4	The “Cash Balance” for a potential Property shall be equal to the Initial Percentage Interest for Owni, less the Initial Deposit, and less the prequalification application fee; and

7.1.5	The “Initial Percentage Interest” is the amount of money the Owni is contributing to the Initial Property Value, divided by that Initial Property Value.

7.2	MPH shall make an offer on a potential Property for the Equity Share if and when Owni and MPH mutually agree on the Property Offer Criteria for that property.

7.3	The provisions of this Section 7.3 shall apply when an offer satisfying each of the Property Offer Criteria has been accepted, and such offer contains no Discretionary Contingencies. Owni shall be obligated to timely satisfy each of the Owni Acquisition Completion Requirements and, if Owni does so, MPH shall be obligated to provide all funds needed to complete the acquisition. Should Owni fail to operate in good faith or timely satisfy any of the Owni Acquisition Completion Requirements, MPH may terminate this Participation Agreement, in which case all Owni deposits shall be forfeited to MPH as liquidated damages.

7.4	When an Equity Share related to a Property is created with the Investors, the related ESLLC, shall obtain a policy of owners’ title insurance related to such Property. As soon as reasonably possible after the acquisition of the Property, the closing & escrow agent shall release all funds remaining in escrow to the ESLLC, which shall then use and/or distribute them as provided in the ESLLC Operating Agreement.

7.5	When an offer satisfying each of the Property Offer Criteria has been accepted, and the Owni Acquisition Completion Requirements are satisfied, but the ESLLC nevertheless fails to acquire the Property despite its reasonable best efforts, and Owni does not intend to bid on another property within the following thirty (30) days, MPH shall refund the Cash Balance to Owni. However, this Participation Agreement shall remain in effect and the Parties shall continue to seek a Property.

8. PROPERTY CONDITION. OWNI ACKNOWLEDGES AND AGREES THAT HIS/HER/ITS DECISION TO PROCEED WITH AN EQUITY SHARE WITH REGARD TO ANY PARTICULAR PROPERTY SHALL BE BASED UPON HIS/HER/ITS OWN EVALUATION OF THAT PROPERTY, AND NOT ON ANY REPRESENTATIONS PROVIDED ORALLY OR IN WRITING BY ANY REAL ESTATE SALESPERSON, MPH, OR ANY PERSON AFFILIATED WITH MPH. OWNI ALSO UNDERSTANDS AND AGREES THAT NEITHER MPH, NOR ANY INVESTOR, NOR ANYONE ELSE, IS PROVIDING ANY WARRANTIES OF ANY KIND RELATING TO ANY EQUITY SHARE PROPERTY, AND THAT OWNI WILL BE ACQUIRING HIS/HER INTEREST IN THE ESLLC THAT WILL INVEST TO HOLD THE PROPERTY, ON AN AS-IS, WHERE IS BASIS, WITH ALL DEFECTS LATENT OR OTHERWISE.

9. UNSUCCESSFUL PROPERTY SEARCH. If Owni has fulfilled all of his/her/its obligations under this Participation Agreement, but the Parties have nevertheless been unable to acquire a Property by the conclusion of the Property Search Period, the Property Search Period may be extended for a mutually agreed upon period expressed in an addendum to this Participation Agreement. MPH may condition its willingness to extend the Property Search Period on a new Prequalification Approval. If the Property Search Period is not extended, this Participation Agreement shall be deemed terminated, and MPH shall refund the Initial Deposit to Owni.

10. TERMINATION PROCEDURES. Under circumstances when this Participation Agreement allows a Party to terminate the transaction, such Party may effectuate the termination by providing to the other Party written notice of his/her/its intention to do so, including within such notification a reference to the specific provision of this Participation Agreement allowing the Party to terminate. When this Participation Agreement is terminated under a provision that explicitly states that Owni’s Initial Deposit shall be refunded, if Owni has not violated Section 6, MPH shall promptly refund the Initial Deposit. In all other instances, Owni shall not be entitled to a refund of the Initial Deposit, and the forfeited amount shall be deemed liquidated damages for breach of the Participation Agreement by Owni. Such liquidated damages shall constitute the exclusive remedy of MPH against Owni following such a breach. All Parties agree that MPH’s actual damages would be difficult or impossible to ascertain and that the forfeiture of Owni’s deposits is a reasonable approximation for such damages. Upon termination of this Participation Agreement, MPH shall have no further obligation to Owni, and Owni’s only obligation to MPH shall be to honor MPH’s intellectual property rights by not using any of the documents or material received from MPH in connection with any other undertaking.

***THIS DOCUMENT CONTAINS CONFIDENTIAL/PROPRIETARY INFORMATION OF MISSION PROPERTY HOLDINGS, LLC. UNAUTHORIZED USE IS PROHIBITED***

©2023. All rights reserved.

MPH PARTICIPATION CONTRACT	PAGE 4

11. ADDITIONAL OWNI REPRESENTATIONS. Owni makes the following representations to MPH, each of which MPH is relying upon both in entering into this Contract and in agreeing to facilitate the Equity Share:

▪	Owni’s primary motivation to enter into the Equity Share relationship is to co-invest in a series LLC that will provide the Owni with the ability to grow equity while living in a home partially owned by Owni, and investors, and have an option to purchase the Property;
▪	Owni intends for this Equity Share to provide an investment vehicle that includes an option to purchase and the entry into a Lease; and not a mortgage, loan, contract for deed, land sale, or other credit or financing arrangement.
▪	Although Owni hopes the Property will increase in value, the Owni understands that the value of the Property is subject to the greater real estate market, and further, the desire to profit from the appreciation of the Property is not Owni’s primary motivation for entering into the equity sharing relationship;
▪	Owni understands that short term rentals and subletting is prohibited, and is not entering into the Equity Share relationship in order to generate income from rental of the Property;
▪	Owni is not entering into the Equity Share relationship with the hope of realizing income, resale profits or other investment returns from the efforts of MPH, or of anyone else;
▪	Owni understands that he/she/it is not allowed to sell his/her/its membership interests in the ESLLC pursuant to the terms of the Agreements, and that there is unlikely to be a resale market for his/her membership interests in the ESLLC; and
▪	Neither the membership interests in the ESLLC, nor the structure of the transaction described in this Participation Agreement, the ESA, and in the ESLLC’s Operating Agreement, have been reviewed, approved, or registered with any regulatory agency.

12. MPH COMPENSATION. As further described in the Agreements: (i) the ESLLC shall pay MPH or a subsidiary, an annual property management fee of 1% of the Initial Property Value or 10% of the gross receipts; (ii) Owni shall pay MPH a non-refundable Application Fee equal to $500.00; and (iii) the ESLLC shall pay MPH an issuance or marketing fee upon the successful offering of shares in the ESLLC to third-party Investors.

13. CONFIDENTIALITY. Owni acknowledges that during its relationship with MPH, confidential information may be disclosed to him/her/it. “Confidential Information” refers to any non-public information, documents, business processes, contracts, trade secrets, business plans, financial data, technical information, customer lists, and any other information disclosed in writing or orally by MPH or its representatives or agents. Owni agrees to keep all Confidential Information confidential and use it solely for the purpose of this Agreement. Confidential Information shall not be disclosed to any third party without prior written consent of MPH. The obligations of confidentiality shall survive the termination of this Agreement and shall remain in effect indefinitely.

14. NON-CREDIT PROVISION: The Owni understands and acknowledges that his/her/its investment in the ESLLC is an equity investment and not a loan. The Owni shall not have the right to demand repayment of the invested amount or any interest thereon. The Owni further acknowledges that his/her/its investment is subject to the risks associated with equity investments, including the potential loss of the entire investment amount. The Owni agrees not to represent his/her/its investment in the Company as a loan or credit facility to any third party.

***THIS DOCUMENT CONTAINS CONFIDENTIAL/PROPRIETARY INFORMATION OF MISSION PROPERTY HOLDINGS, LLC. UNAUTHORIZED USE IS PROHIBITED***

©2023. All rights reserved.

MPH PARTICIPATION CONTRACT	PAGE 5

15. MANDATORY MEDIATION AND BINDING ARBITRATION. The parties may submit any dispute or controversy arising under this Agreement (each, a “Dispute”) to confidential mediation for a good faith resolution. The mediation must be administered by [the American Arbitration Association under its Commercial Mediation Rules / the International Institute for Conflict Prevention and Resolution under its CPR Mediation Procedure / JAMS under its Comprehensive Arbitration Rules] and shall take place in the location of a city nearest to the Premises, or if not available, then Raleigh, North Carolina. The version of the rules that should apply are those currently then in effect at the time of the Dispute. If the aforementioned mediation service is no longer available for any reason at the time of the Dispute, the parties shall mutually agree upon an alternative, comparable service (yet must first use the named service’s successor, if one exists). The mediation shall commence upon the Parties’ provision of a joint, written request for mediation to the mediation service. Such request shall include a sufficient description of the Dispute and relief requested. Each party shall cooperate with the mediation service in all reasonable respects and participate in good faith wherever required. Mediation fees and expenses shall be borne equally by the Parties. All communications (whether oral or written) are confidential and will be treated by the parties as compromise and settlement negotiations for the purposes of the Federal Rules of Evidence as well as any applicable, corresponding state rules. Notwithstanding the foregoing, evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. Either Party may seek equitable relief (such as an injunction) prior to or during the mediation in order to preserve the status quo and protect its interests during the process. If, after the earlier of (1) sixty (60) days following the commencement of a mediation hereunder or (2) completion of the initial mediation session, the Parties still have not come to a resolution for any reason (including a failure to actually mediate), they shall seek to resolve the Dispute by binding arbitration or litigation (as more fully set forth in this Agreement). Until such time, neither binding arbitration nor litigation may be pursued by the parties.

Any dispute arising hereunder that is not settled through mediation, shall be settled by mandatory binding arbitration as described in this Section. However, nothing in this Section or elsewhere in this Agreement is intended to imply that an arbitration proceeding must be initiated by MPH as a precondition to exercising termination rights. Any arbitration shall be conducted by the Judicial Arbitration and Mediation Service (“JAMS”). A panel of three arbitrators shall administer the arbitration in the city with a population of at least 300,000 that is closest to the Property. The Member wishing to initiate arbitration must file a request for arbitration with JAMS and pay JAMS’ initial administration fee deposit in full. In addition, where Owni is initiating the arbitration after receiving a Notice of Alleged Violation, Owni must provide as a Notice to Investor: (i) a description of each respect in which Owni disagrees with any part of the Notice of Alleged Violation, including the specified Cure Actions; and (ii) if the Notice of Alleged Violation alleges nonpayment of a Total Monthly Payment, proof that payment has been made in full under protest. No Member will be deemed to have initiated arbitration unless and until they have fulfilled each of the requirements described in the preceding sentences. The pendency of an arbitration proceeding shall not preclude MPH from sending additional Notices of Alleged Violation under this Agreement or any related agreements.

Either Party may seek a preliminary injunction or other form of injunctive relief in any court of competent jurisdiction if, in its reasonable, good faith judgment, such action is necessary to prevent or curtail irreparable harm. MPH may pursue an eviction or unlawful detainer action concurrent to mediation or arbitration as required in a court of competent jurisdiction and if necessary to preserve the Property or Investors’ interests.

16. GENERAL PROVISIONS. This Participation Agreement, together with the other Agreements, contain the entire agreement of the Parties relating to the proposed equity sharing relationship; any prior or contemporaneous written or oral representations, modifications or agreements regarding this matter shall be of no force and effect unless contained in a subsequently dated, written document. All headings are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. No amendment to or modification of this Participation Agreement shall be valid or enforceable unless it is in writing and signed by both Owni and MPH, or a subsidiary. Should any action or arbitration be brought to enforce the terms of this Participation Agreement, each Party shall pay his/her/its own costs and expenses, including attorney fees, and shall not be entitled to recover any portion of such costs and expenses from any other party. This Participation Agreement shall be entirely subject to and governed by the law of Delaware, and may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

BY SIGNING BELOW, OWNI CERTIFIES THAT HE/SHE HAS READ, UNDERSTANDS AND AGREES WITH ALL OF THE PROVISIONS OF THIS CONTRACT.

Printed Name of Owni	Signature of Owni	Date

Printed Name of Owni	Signature of Owni	Date

Printed Name of Mission Property Holdings LLC Representative	Signature of Mission Property Holdings LLC Representative	Date

***THIS DOCUMENT CONTAINS CONFIDENTIAL/PROPRIETARY INFORMATION OF MISSION PROPERTY HOLDINGS, LLC. UNAUTHORIZED USE IS PROHIBITED***

©2023. All rights reserved.